[Magal Security Systems Ltd. letter head]

December 6, 2010

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-6010
Attention: Mr. Larry Spirgel

Re:	Magal Security Systems Ltd.
Form 20-F for the Year Ended December 31, 2009
Filed May 3, 2010
File No. 000-21388

Dear Mr. Spirgel:

We are submitting this letter in response to the comments of the Staff of the Securities and Exchange Commission (the “Commission”), in a letter addressed to Mr. Eitan Livneh, Chief Executive Officer of Magal Security Systems Ltd. (the “Company”), dated November 18, 2010, with respect to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009 filed on May 3, 2010.  Please be advised that in connection with the accompanying response letter dated December 6, 2010 from our counsel, Steven J. Glusband of Carter Ledyard & Milburn LLP, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Magal Security Systems Ltd.

/s/ Eitan Livneh
Eitan Livneh
President and Chief Executive Officer